#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, B.C V7X 1M4

Tel: (604) 608-2557

Fax: (604) 608-2559

E-Mail: info@cumberlandresources.com

Website: www.cumberlandresources.com

April 30, 2004

Dear Shareholder:

This year the Province of British Columbia replaced its former Company Act with the new Business Corporations Act, a law which had been in development for almost 15 years in this Province. The Business Corporations Act modernizes and streamlines company law in British Columbia and removes the shortcomings and ambiguities of the old Company Act. The new Business Corporations Act recognizes the increased need for companies in today’s market to react and adapt to changing business conditions quickly. It contemplates electronic filing of documents on a “24/7” basis and reduces much of the regulatory burden which existed under the old Company Act. All companies incorporated in British Columbia are now governed by the new legislation and as a British Columbia Company we wish to provide our shareholders with the benefits of the new law as soon as possible. Accordingly, we are including in the business for this year’s meeting new articles for the Company for your consideration, designed to allow the Company to enjoy the improvements offered by the new law.

We believe that the approval of the special resolutions being submitted to our shareholders at this year’s annual general meeting, with respect to the alteration of share capital and replacement of the Company’s articles, will greatly improve the Company’s abililty to make corporate decisions in a more timely and cost-effective manner .

Sincerely,

CUMBERLAND RESOURCES LTD.

Kerry M. Curtis, P.Geo.

President & C.E.O.